FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 30 September 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

30 September 2022

NatWest Group plc

Directorate Change

NatWest Group plc (‘NWG’) announces the appointment of Roisin Donnelly as an independent non-executive director with effect from 1 October 2022.

Howard Davies, Chairman of NWG, said:

"I am delighted to welcome Roisin to the board. Roisin has an impressive executive track record in customer experience, data and digital transformation, together with significant board and committee experience as a non-executive director. I am confident Roisin will make an important and valuable contribution to the board and look forward to working with her.”

Roisin currently serves as a non-executive director of HomeServe plc and Premier Foods plc and was a non-executive director of Just Eat plc between 2016 and 2020. Roisin’s biography is set out below.

There are no further matters requiring disclosure under Listing Rule 9.6.13.

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Biography

Roisin Donnelly is currently a non-executive director of HomeServe plc where she is a member of the Corporate Responsibility and People Committees; and Premier Foods plc where she is a member of the Remuneration and Audit Committees.

Roisin’s previous non-executive directorships include Just Eat plc where she led employee engagement and was a member of the Audit and Remuneration Committees; Holland and Barrett Limited, where she chaired the Nominations and Remuneration Committee; and Bourne Leisure Limited.

Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles.  Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe from 2014-2016 and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland from 2002-2014.

Roisin holds an MA (Hons) from the University of Glasgow and is an Honorary Fellow of the Marketing Society.

For Further Information Contact:

NatWest Group Investor Relations:

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	September 30, 2022	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary